

10030027

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAIL
PROCESSING
RECEIVED
MAR 29 2010
WASH. D.C.
193
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66760

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRADEDESK FINANCIAL CORP.

OFFICIAL USE ONLY

FIRM ID. NO.
133707

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Rector Street
(No. and Street)

New York (CITY) NY (state) 10006 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Lysan 1-978-535-7600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCafferty, Jr., Edward
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

70 Wells Avenue (Address) Newton (City) MA (State) 02459 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phillips Wiegard Jr. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TradeDesk Financial Corp., as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Acknowledgement

State of North Carolina
County of Mecklenburg

On 27/march 2010, before me, Anil R Sanade,
(date) (notary)

personally appeared, Phillips Wiegand JR,
(signers)

☐ personally known to me -- OR -- ☒ proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/s~~he/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~ or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument



Anil R. Sanade
Notary Public
Mecklenburg County, NC

(seal)

WITNESS my hand and official seal

(notary signature)

Commission Expires: 12, November 2011

OPTIONAL INFORMATION

The information below is not required by law. However, it could prevent fraudulent attachment of this acknowledgement to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

☐ Individual
☒ Corporation Officer
President
title(s)

☐ Partner(s)
☐ Attorney-In-Fact
☐ Trustee(s)
☐ Guardian/Conservator
☐ Other:

SIGNER IS REPRESENTING:
Name of Person(s) OR Entity(ies)

DESCRIPTION OF ATTACHED DOCUMENT

Oath or Affirmation
Title or Type of Document

1
Number of Pages

Date of Document

Other

Right Thumbprint
of Signer
(if required)



TRADEDESK FINANCIAL CORP
FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

TABLE OF CONTENTS

Members

American Institute Of Certified Public Accountants

Massachusetts Society Of Certified Public Accountants

New Hamshire Society of Certified Public Accountants



McCafferty & Company, P.C.

Certified Public Accountants
Registered Investment Advisors

President
Edward McCafferty

Treasurer
Stephen Bahsler

Vice President
Stanley Maksalla

Independent Auditor's Report

To the Board of Directors
Tradedesk Financial Corp.
New York, NY 10006

We have audited the accompanying statement of financial condition of Tradedesk Financial Corp. as of December 31, 2009 and 2008 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tradedesk Financial Corp. as of December 31, 2009 and 2008, and the results of the operations and the cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCafferty and Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants

March 17, 2010

70 Wells Avenue
Newton, Massachusetts 02459

Tel:617-964-3232
Fax: 617-964-3235

Email: ted@mccaffertycpa.com

71 Spit Brook Road
Nashua, New Hampshire 03060

Tel: 603-888-6618
Fax: 603-888-2227

Email: sbahsler@mccaffertycpa.com

1290 Beacon Street
Brookline, Massachusetts 02446

Tel: 617-738-4591
Fax: 617-738-6430

Email: ted@mccaffertycpa.com

TRADEDESK FINANCIAL CORP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
Cash	$ 10,391	$ 8,093
Accounts Receivable	35,434	100
Due From Clearing Firm	3,013	20,193
Total Assets	$ 48,838	$ 28,386

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Liabilities:		
Accounts Payable	$ 7,386	$ 2,607
Due to Clearing Firm	-	17,181
Due to Stockholder	80	372
Total Liabilities	$ 7,466	$ 20,160
Stockholders' Equity:		
Common Stock (no par value, 1,500 shares authorized, issued and outstanding)	$ 9,096	$ 9,096
Additional Paid-in Capital	21,022	25,339
Retained Earnings (Deficit)	11,254	(26,209)
Total Stockholders' Equity	41,372	8,226
Total Liabilities and Stockholders' Equity	$ 48,838	$ 28,386

See Accountant's Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

TRADEDESK FINANCIAL CORP
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Revenues:		
Commissions	$ 4,720	$ 3,569
Expense Sharing	-	16,266
Fee Income	434,977	-
Misc Income	2,079	-
Total Revenues	441,776	19,835
Expenses:		
Bank Charges	743	133
Clearing Costs	-	12,659
Commission Fees	374,185	-
Miscellaneous Expenses	1,188	10,799
Occupancy	6,772	7,119
Professional Fees	8,796	375
Regulatory Fees	10,843	12,428
Software & Route Fees	1,786	2,556
Total Expenses	404,313	46,069
Other Income (Expense):		
Interest Income	-	25
Net Income / (Loss) Before Taxes	37,463	(26,234)
Provision for Income Taxes:		
Income Tax Expense	-	-
Net Income / (Loss)	$ 37,463	$ (26,234)

See Accountant's Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

TRADEDESK FINANCIAL CORP
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock	Add'l Paid-In Capital	Retained Earnings (Deficit)	Total
Balance January 1, 2008	$ -	$ -	$ -	$ -
Contributions to Capital	9,096	25,339	-	34,435
Net Income/(Loss) December 31, 2008	-	-	(26,209)	(26,209)
Balance December 31, 2008	9,096	25,339	(26,209)	8,226
Contributions to Capital	-	6,772	-	6,772
Distributions From Capital	-	(11,089)		(11,089)
Net Income / (Loss) December 31, 2009	-	-	37,463	37,463
Balance December 31, 2009	$ 9,096	$ 21,022	$ 11,254	$ 41,372

See Accountant's Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

TRADEDESK FINANCIAL CORP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 37,463	$ (26,209)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
(Increase) / Decrease in Accounts Receivable	(35,334)	(100)
(Increase) / Decrease in Due From Clearing Firm	17,180	(20,193)
Increase / (Decrease) in Accounts Payable	4,779	2,607
Increase / (Decrease) in Due To Clearing Firm	(17,181)	17,181
Net (Decrease) in Cash Provided by Operating Activities	6,615	(26,342)
Cash Flows from Investing Activities:		
Shareholder Capital Contributions	6,772	34,435
Shareholder Distributions	(11,089)	-
Net Increase (Decrease) in Cash from Investing Activities	(4,317)	34,435
Net Increase (Decrease) in Cash	2,298	8,093
Cash Balance - January 1	8,093	-
Cash Balance - December 31	$ 10,391	$ 8,093

Supplemental Disclosure of Cash Flow Information		
Cash Paid During the Year for:		
Taxes	$ -	$ -
Interest	$ -	$ -

For purposes of statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Tradedesk Financial Corp. is a Delaware corporation engaging in a line of business as a securities broker and dealer. The Company cleared its' customer accounts on an introducing basis through Pension Financial Services Inc. for 2008 and a portion of 2009, when they transitioned to Merrill Lynch Professional Clearing Corp. The Company has offices in New York, NY and Charlotte, NC. The corporation's stock is wholly owned by Tradedesk Financial Group, Inc.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for both financial and tax accounting purposes.

Revenue and Cost Recognition

The Company recognizes commission income and related expenses on a settlement date basis, which is the industry standard. Generally accepted accounting principles require trade date presentation. Income and related expenses as a result of settlement date to trade date conversion are immaterial to the financial statements.

Uncollectable Commissions Receivable

Commissions receivable has been adjusted for all known uncollectable amounts. No allowance for uncollectable commissions receivable is considered necessary at December 31, 2009 and 2008.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-l, was $8,038 and $8,126 at December 31, 2009 and 2008, respectively, which exceeds the required net capital amount of $5,000, by $3,038 and $3,126, at December 31, 2009 and 2008. The ratio of aggregate indebtedness to net capital at December 31, 2009 was .9288 to 1 and 2.48 to 1 as of December 31, 2009 and 2008, respectively.

NOTE 3 - EXPENSE SHARING AGREEMENT

The Company had an expense sharing agreement with Tradedesk Financial Group, Inc. dated January 29, 2008, whereby the parent company (Tradedesk Financial Group, Inc.) reimburses it on a monthly basis when operating expenses exceed monthly revenue. The amount of reimbursement received under this arrangement was $0 and $16,266 for the years ended December 31, 2009 and 2008, respectively. This agreement was terminated by the Company in September, 2008.

NOTE 4 - LEASE

The Company leases office space on a month to month basis. The rent paid under the agreement was $6,772 and $7,119 for the years ended December 31, 2009 and 2008, respectively.

NOTE 5 - INCOME TAXES

There is no provision for income taxes, as the Company files a consolidated income tax return with the parent company, and the Controlled Group does not expect any current income tax liability.

TRADEDESK FINANCIAL CORP

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2009

SCHEDULE 1

TRADEDESK FINANCIAL CORP

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2009 AND 2008

AGGREGATE INDEBTEDNESS:	2009	2008
Total Aggregate Indebtedness	-	-
NET CAPITAL		
Common Stock	$ 9,096	$ 9,096
Additional Paid-in Capital	21,022	25,339
Retained Earnings / (Deficit)	11,254	(26,209)
Total Stockholders' equity qualified for net capital	$ 41,372	$ 8,226
DEDUCTIONS AND/OR CHARGES		
Non-Allowable assets:	(33,334)	(100)
Net Capital, as defined	$ 8,038	$ 8,126
CAPITAL REQUIREMENTS	5,000	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 3,038	$ 3,126
Aggregate Indebtedness	$ 7,466	$ 20,160
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.9288 to 1	2.48 to 1

See Accountant's Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

SCHEDULE 2

TRADEDESK FINANCIAL CORP

RECONCILIATION OF AUDITED VS UNAUDITED NET CAPITAL

DECEMBER 31, 2009 AND 2008

	2009	2008
Unaudited Net Capital - As Reported in Part IIA Focus	$ 12,442	$ 10,214
Net Audit Adjustments	(4,404)	(2,088)
Audited Net Capital	$ 8,038	$ 8,126

See Accountant's Report and Notes to Financial Statements
Which are an Integral Part of These Financial Statements

SCHEDULE 3

TRADEDESK FINANCIAL CORP

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2009 AND 2008

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE 4

TRADEDESK FINANCIAL CORP

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2009 AND 2008

The Company claims exemption from the segregation of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE 5

TRADEDESK FINANCIAL CORP

COMPUTATION FOR FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2009 AND 2008

The Company is exempt from the reserve requirements of Rule 15c3-3, as it's transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.



McCafferty & Company, P.C.

Certified Public Accountants
Registered Investment Advisors

President
Edward McCafferty

Treasurer
Stephen Bahsler

Vice President
Stanley Maksalla

Independent Auditor's Report on Internal Control Structure required by SEC Rule 17a-5

Board of Directors
Tradedesk Financial Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Tradedesk Financial Corp, for the years ended December 31, 2009 and 2008, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Tradedesk Financial Corp. does not carry securities accounts for customers or perform custodial functions relating the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal reserve regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraphs.

70 Wells Avenue
Newton, Massachusetts 02459

Tel:617-964-3232
Fax: 617-964-3235

Email: ted@mccaffertycpa.com

71 Spit Brook Road
Nashua, New Hampshire 03060

Tel: 603-888-6618
Fax: 603-888-2227

Email: sbahsler@mccaffertycpa.com

1290 Beacon Street
Brookline, Massachusetts 02446

Tel: 617-738-4591
Fax: 617-738-6430

Email: ted@mccaffertycpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control; that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2009 and 2008, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

McCafferty and Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants

March 17, 2010

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